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                                March 1, 2005


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:   Julia E. Griffith
             Special Counsel
             Office of Mergers and Acquisitions

RE:  UNIFAB INTERNATIONAL, INC.
     SCHEDULE 13E-3
     AMENDMENT NO. 3
     FILE NO. 5-53539

Dear Ms. Griffith:

         We are responding to comments received in a letter dated February 14, 2005 from you to the undersigned with respect to the filing listed above. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in your letter. Our response follows each question. Page numbers mentioned in our response refer to the Schedule 13E-3A filed with the Commission on the date hereof, a copy of which is enclosed with this letter for your convenience.

1. WE NOTE YOUR RESPONSE TO PREVIOUS COMMENT 3. AS REQUESTED PREVIOUSLY, PLEASE PROVIDE YOUR ANALYSIS AS TO WHY THE CONVERSION OF THE DEBENTURE INTO COMMON STOCK IN 2004 SHOULD NOT BE CONSIDERED THE FIRST STEP IN THE GOING PRIVATE TRANSACTION.

Response:
---------

         Midland converted a portion of its debenture into common stock of UNIFAB on September 30, 2004. On September 8, 2004, Midland amended its Schedule 13D to disclose that it had given UNIFAB notice of such conversion, and that the effect of the conversion would be that Midland would own over 90% of the outstanding shares of UNIFAB common stock. The 90% ownership threshold has legal significance in that 90% owners have the option to acquire 100% ownership through the vehicle of a short-form merger.

         On September 8, 2004, Midland was considering all of the possible alternatives for maximizing the value of its investment in UNIFAB, as disclosed in Midland's Schedule 13D. At that point, Midland had not yet received the preliminary recommendations of Chaffe & Associates, the financial consulting firm that Midland had engaged to advise with respect to its investment in UNIFAB. By converting a part of its debenture, Midland merely increased the options available to it should Midland have

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determined, based upon the advice it would receive, to take UNIFAB private through the vehicle of a short-form merger.

         Prior to converting a portion of its debenture, Midland held a majority of the shares of UNIFAB common stock entitled to vote at any meeting of shareholders. Midland had sufficient voting power to effect a going private transaction either by voting to effect a reverse stock split of UNIFAB common stock or by voting to merge UNIFAB into a wholly-owned subsidiary of Midland. Converting the debenture gave Midland a third alternative structure to use should it have decided to take UNIFAB private - a short form merger. In that sense, Midland's acquisition of 90% of the total voting power of UNIFAB could be viewed as the first step in a short form merger transaction, so Midland amended its Schedule 13D, reporting specifically that the conversion increased Midland's voting power above the 90% threshold.

2. WE NOTE YOUR RESPONSE TO PREVIOUS COMMENT 6. UNLESS THE INDIVIDUAL DIRECTORS WERE REPORTING ON SCHEDULE 13G PURSUANT TO 13d-1(d), IT WOULD APPEAR THAT, AS DIRECTORS OF THE COMPANY, THEY ARE IN POSITIONS OF CONTROL AND WOULD BE UNABLE TO MAKE THE CERTIFICATIONS REQUIRED BY
         SCHEDULE 13G IF FILED PURSUANT TO RULE 13D-1(c). IF APPLICABLE, PLEASE REFILE ON THE APPROPRIATE SCHEDULE.

Response:
---------

         In compliance with the Staff's comment, Messrs. Hines, Segura, Berard and Broussard, the four UNIFAB directors who owned more than 5% of UNIFAB's outstanding common stock while serving on the board, have re-filed their beneficial ownership reports on Schedule 13D for all applicable periods. Supplementally with this letter, Midland is including a copy of each such report.

Special Factors, page 2.
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3.       WE NOTE FROM YOUR RESPONSE TO COMMENT 16 THAT UNIFAB HAS ENGAGED A
         BROKER TO SELL ITS LAKE CHARLES AND ALLEN PROCESS SYSTEMS FACILITIES. REVISE THE DISCLOSURE TO DISCUSS HOW THE FILING PERSONS CONSIDERED THESE SALES, AND THE VALUATION OF THESE ASSETS, IN REACHING THEIR FAIRNESS CONCLUSIONS.

Response:
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         At the time that the merger price was established and the filing persons reached their conclusions as to the fairness of the proposed merger price, UNIFAB had not received any indication of interest in either its Lake Charles or Allen Process Systems facilities. Accordingly, the proposed sales of these facilities did not factor into the analysis made by the filing persons as to the adequacy of the merger price.

         As of the present time, UNIFAB management informed Midland that there have been no offers to acquire Allen Process Systems. UNIFAB has sold its Lake Charles

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facility at a price slightly above book value, which would not impact the fairness of the merger consideration, as receipt of the purchase price does not materially impact the balance sheet of UNIFAB.

Factors Considered in Determining Fairness, Page 8.
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4.       WE REISSUE COMMENT 20. WHILE THE FILING PERSONS MAY RELY ON THE
         FAIRNESS ANALYSIS OF THE FAIRNESS ADVISOR OR ANOTHER PARTY, IT MUST SPECIFICALLY ADOPT THE FAIRNESS ANALYSIS AND THE CONCLUSIONS IN THE DISCLOSURE.

Response:
---------

         Midland proposes to comply with this comment by including the following sentence within the Summary section of the Schedule 13E-3, in the fifth paragraph on page 8, to read as follows:

                  The filing persons specifically adopt the fairness analysis and the conclusions of Chaffe & Associates.

5. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 25. PLEASE FILE THE APPRAISAL REPORTS AS EXHIBITS TO THE SCHEDULE 13E-3 PURSUANT TO ITEMS 1015 AND 1016 OF REGULATION M-A. SEE IN THE MATTER OF MEYERS PARKING SYSTEM, INC. (SEPT. 12, 1988). FURTHER, REVISE TO DISCLOSE THE INTERNALLY GENERATED INFORMATION AS NOTED IN YOUR RESPONSE.

Response:
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         Midland's Schedule 13E-3A filed on the date hereof includes the four appraisals referred to in this comment as Exhibits (c)(2), (c)(3), (c)(4) and
(c)(5).

         In response to the Staff's comment 25 in a letter from the Staff to Midland dated December 17, 2004, Midland amended its Schedule 13E-3 to include the following sentence with respect to Chaffe & Associates' analysis of the four appraisals:

                  Chaffe & Associates also relied on internally generated information provided by UNIFAB's management relative to assets that were disposed of or missing.

The internally generated information referred to in the foregoing sentence was not provided to Chaffe & Associates in written format, but rather during a telephone conversation between representatives of UNIFAB and Chaffe & Associates in which the UNIFAB representative informed the Chaffe & Associates representative about which pieces of equipment found in the appraisals referred to above no longer were owned by UNIFAB. During that conversation, the Chaffe & Associates' representative made notes on pages ME-18 through ME-19 and ME-24 through ME-27 of the appraisal filed as Exhibit (c)(4).

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         If you have any questions about the foregoing or any further comments, please call the undersigned at your convenience at (504) 585-0331. In my absence, please ask to speak with Price Wilson.

                                                Sincerely yours,


                                                Virginia Boulet